Exhibit 99.2

PRESS RELEASE

All amounts in U.S. dollars

BROOKFIELD INFRASTRUCTURE ANNOUNCES $1 BILLION EQUITY OFFERING

Brookfield, News, September 11, 2017 — Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) announced today that it has agreed to issue 16,628,000 L.P. units, on a bought deal basis, to a syndicate of underwriters co-led by RBC Capital Markets, TD Securities Inc., Citigroup, BofA Merrill Lynch and HSBC at a price of $42.10 per L.P. unit (the “Offering Price”) for gross proceeds of $700,038,800 (the “Offering”). In addition, Brookfield Asset Management Inc. (NYSE/TSX/Euronext: BAM) and certain of its related entities (other than Brookfield Infrastructure) (collectively, “Brookfield”) will purchase, directly or indirectly, 7,423,000 redeemable partnership units of Brookfield Infrastructure’s holding limited partnership (“RPUs”) at the Offering Price (net of underwriting commissions) concurrent with the Offering (the “Concurrent Private Placement”). The aggregate gross proceeds of the Offering and the Concurrent Private Placement will be $1,000,046,768.

Brookfield Infrastructure has granted the underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days following closing of the Offering, to purchase up to an additional 2,494,200 L.P. units at the Offering Price. If the over-allotment option is exercised in full, the gross offering size would increase to $1,105,052,588.

Brookfield Infrastructure intends to use the net proceeds of the Offering, together with the proceeds of the Concurrent Private Placement, to fund a growing backlog of committed organic growth capital expenditure projects, an active pipeline of new investment opportunities and for general working capital purposes.

The Offering and the Concurrent Private Placement are expected to close on or about September 15, 2017.

Brookfield Infrastructure notes that on September 8, 2017, Standard & Poor’s announced that effective after the close of trading on September 15, 2017, Brookfield Infrastructure will be included in the S&P/TSX Composite Index.

Offer Documents

Brookfield Infrastructure has filed a Registration Statement on Form F-3 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) in respect of the Offering. Before you invest, you should read the prospectus in that Registration Statement and other documents Brookfield Infrastructure has filed with the SEC for more complete information about Brookfield Infrastructure and the Offering. Brookfield Infrastructure will also be filing a prospectus supplement relating to the Offering with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Also, Brookfield Infrastructure, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in the United States from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, phone: 800-831-9146, or from RBC Capital Markets LLC, Attn: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, phone: 877-822-4089, email: equityprospectus@rbccm.com, or from TD Securities (USA) LLC, 31 W 52nd Street, New York, NY, 10019, phone: 212-827-7392, or from HSBC Securities (USA) Inc., Attn: Prospectus Department, 452 Fifth Avenue, New York, New York, 10018, phone: 877-429-7459, email: ny.equity.syndicate@us.hsbc.com, or from Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC  28255-0001, Attn: Prospectus Department, email: dg.prospectus_requests@baml.com, or in Canada from RBC Dominion Securities Inc., Attn: Simon Yeung, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2. phone: 416-842-5349; email: Distribution.RBCDS@rbccm.com, or from TD Securities Inc., Attn: Symcor, NPM, 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5, or from Citigroup Global Markets Canada Inc., phone: 416-947-5500, or from HSBC Securities (Canada) Inc.  ATTN: Lucy D’Anselmi, 250 University Avenue, 3th Floor, Toronto, Ontario, Canada M5H 3E5, or from Merrill Lynch Canada ATTN: Lisa Loughery, 181 Bay Street, 4th Floor, Toronto, Ontario, Canada M5J 2V8, phone: 416-369-7558

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This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Brookfield Infrastructure in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Rene Lubianski Senior Vice President, Corporate Development Tel: (416) 956-5196 Email: rene.lubianski@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words, “will”, “intend”, “expect”, “anticipate” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding the Offering and Concurrent Private Placement, the use of proceeds and closing of the Offering and Concurrent Private Placement and the inclusion of Brookfield Infrastructure in the S&P/TSX Composite Index. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and in, or incorporated by reference in, the Registration Statement and prospectus supplement thereto. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.